UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 000-23190

(Check one): [ ]Form 10-K   [ ]Form 20-F   [ ]Form 11-K   [X]Form 10-Q
             [ ]Form 10-D   [ ]Form N-SAR  [ ]Form N-CSR

         For Period Ended: June 30, 2006
                           --------------------------------------------
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          --------------------------------------


--------------------------------------------------------------------------------
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION


   Sonic Solutions
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

   101 Rowland Way, Suite 110
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

   Novato, CA 94945
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |   (a) The reasons described in reasonable detail in Part III of this
      |       form could not be eliminated without unreasonable effort or
      |       expense;
      |   (b) The subject annual report, semi-annual report, transition report
      |       on Form 10-K, Form 20-F,11-K or Form N-SAR or Form S-CSR, or
      |       portion thereof, will be filed on or before the fifteenth calendar
[X]   |       day following the prescribed due date; or the subject quarterly
      |       report or transition report on Form 10-Q or subject distribution
      |       report on Form 10-D, or portion thereof, will be filed on or
      |       before the fifth calendar day following the prescribed due date;
      |       and
      |   (c) The accountant's statement or other exhibit required by Rule
      |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE


State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Sonic Solutions is currently finalizing its disclosures for inclusion in its Quarterly Report on Form 10-Q ("10-Q") for the quarter ended June 30, 2006 pursuant to the adoption of Statement of Financial Accounting Standard 123R ("SFAS 123R") "Share-Based Payments". Although we have dedicated significant resources to the completion of this process and have made substantial progress, there have been delays in completing the 10-Q primarily arising from our adoption of SFAS 123R on April 1, 2006. As a result, we were not able to complete and file our Form 10-Q by the prescribed filing due date without unreasonable effort and expense. We do expect to be able to file our Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


    A. Clay Leighton          (415)               893-8000
    -----------------------   ------------------  -------------------------
    (Name)                    (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         Yes [ ] No [X]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Securities Safe Harbor

     This Notification of Late Filing on Form 12b-25 contains certain "forward-looking statements" within the meaning Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements, including statements relating to the anticipated filing date of the Company's Form 10-Q, are based on management's current reasonable expectations and are subject to certain assumptions, risks, uncertainties and changes in circumstances. The
     Company is not obligated to (and expressly disclaims any obligation to) revise or update any forward-looking statements in order to reflect events or circumstances, whether they arise as a result of new information, future events, or otherwise.


                                 Sonic Solutions
                -------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date August 9, 2006                 By:       /s/ A. Clay Leighton
     --------------                    ---------------------------------------
                                        Name:     A. Clay Leighton
                                        Title:    Executive Vice President
                                                  and Chief Financial Officer

                                    ATTENTION

           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).








                                       3